Exhibit 4.9

IP SECURITY AGREEMENT

THIS INTELLECTUAL PROPERTY SECURITY AGREEMENT (this “IP Security Agreement”) is dated as of the 20th day of November, 2014, by and between TREX COMPANY, INC., a Delaware corporation (the “Debtor”); and BRANCH BANKING AND TRUST COMPANY, a North Carolina banking corporation (“BB&T”), in its capacity as Administrative Agent under the Credit Agreement referenced below, and acting as agent for itself and the other Secured Parties (as defined in the Security Agreement, defined below) (in such capacities, together with its successors and assigns, including any successor Administrative Agent under the Credit Agreement, the “Administrative Agent” or the “Collateral Agent”).

Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Second Amended and Restated Credit Agreement date as of even date herewith (as amended, restated, extended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Debtor, the Lenders from time to time party thereto (collectively, the “Lenders”), BB&T, as Administrative Agent, Swing Line Lender and Letter of Credit Issuer, and BB&T Capital Markets, as Lead Arranger. The Debtor and the Collateral Agent are also parties to a Second Amended and Restated Security Agreement dated as of even date herewith (as amended, restated, extended, supplemented or otherwise modified from time to time, the “Security Agreement”).

Subject to the terms of the Security Agreement, the Debtor hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a continuing security interest in, lien on, assignment of and right of set-off against, all of the Debtor’s right, title and interest in and to the United States patents, patent applications, trademarks, trademark applications and copyrights described on Schedule 1 attached hereto and made a part hereof, to secure the payment and performance of the Secured Obligations (as defined in the Security Agreement).

This IP Security Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia, except as otherwise required by mandatory provisions of law and except to the extent that remedies provided by the laws of any jurisdiction other than Virginia are governed by the laws of such jurisdiction.

This IP Security Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.

The provisions of this IP Security Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Debtor may not assign or otherwise transfer any of its rights or obligations hereunder. In the event of any conflict between the terms of this IP Security Agreement and the terms of the Security Agreement, the terms of the Security Agreement shall control.

IN WITNESS WHEREOF, the Debtor and the Collateral Agent have caused this IP Security Agreement to be duly executed by their duly authorized officers, all as of the date first above written.

TREX COMPANY, INC.

By:	/s/ James E. Cline	(SEAL)
Name:	James E. Cline
Title:	Senior Vice President and
Chief Financial Officer

[Signatures continue on following page]

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BRANCH BANKING AND TRUST
COMPANY,
as Administrative Agent and Collateral Agent

By:	/s/ Matthew W. Rush	(SEAL)
Name:	Matthew W. Rush
Title:	Senior Vice President

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SCHEDULE 1 TO IP SECURITY AGREEMENT

Registered Trademarks

Trademark	Country	Registration Number
Lighthub	US	4557709
Reveal	US	4389534

Trademark Applications

Trademark	Country	Serial Number
TREX	US	86306284
TREX	US	86306281

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